EXHIBIT 21

SUBSIDIARIES OF THE REGISTRANT

SUBSIDIARY NAME	JURISDICTION OF ORGANIZATION	DOING BUSINESS AS
Curis Securities Corporation	Massachusetts	Curis Securities Corporation
Curis Pharmaceuticals (Shanghai) Co., Ltd.	Shanghai, China	Curis Shanghai